                            GlobalOptions Group, Inc.
                        75 Rockefeller Plaza, 27th Floor
                               New York, NY 10019

                                  June 8, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

            Re: GlobalOptions Group, Inc.
               Registration Statement on Form SB-2 declared effective
               February 2, 2007 (File No. 333-136468)
               Application for Withdrawal

Ladies and Gentlemen:

      GlobalOptions  Group,  Inc.  (the  "Company")  hereby  requests  that  its
Registration  Statement on Form SB-2 declared  effective by the  Securities  and
Exchange  Commission  (the  "SEC") on  February  2, 2007 (File No.  333-136468),
together with all exhibits thereto (collectively, the "Registration Statement"), be withdrawn as of the date hereof.  The Company is withdrawing the Registration
Statement because the Company is no longer  contractually  obligated to have the
Registration  Statement  filed or to maintain its  effectiveness.  No securities were offered or sold in connection with the Registration Statement.

      If the Staff has any questions related to this request, please contact the
Company's counsel, Robert Friedman of Olshan Grundman Frome Rosenzweig & Wolosky
LLP, at (212) 451-2220.

                                        GLOBALOPTIONS GROUP, INC.

                                        By: /s/ Harvey W. Schiller, Ph.D.
                                            ------------------------------------
                                            Harvey W. Schiller, Ph.D.
                                            Chairman and Chief Executive Officer